Form 10-K, Exhibit 13
period 1996-12-31
FOURTH SHIFT CORP
filed 1997-03-31
CIK 905724

                                                                    EXHIBIT 13.0

                       REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fourth Shift Corporation:

We have audited the accompanying consolidated balance sheets of Fourth Shift Corporation (a Minnesota corporation) and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fourth Shift Corporation and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                       ARTHUR ANDERSEN LLP


Minneapolis, Minnesota
   January 21, 1997

Financial Highlights
(In Thousands, Except per Share Data)


                                                1996        1995         1994        1993         1992
                                              -------      -------      -------    --------     --------
Statement of Operations Data:
Total revenue                                 $49,310      $37,224      $30,076     $26,117      $18,426
Operating profit                                1,234          661        2,201       3,958          483
Income from continuing operations               1,009          205        2,255       3,745          489
Net income (loss)                               1,770       (5,400)**    (2,722)**    3,517**     (9,160)*
Net income (loss) per common share                .18        (0.57)**     (0.29)**     0.46**      (1.49)*
Shares used in per common share computation     9,865        9,452        9,247       7,567        6,152

Balance Sheet Data:
Total assets                                  $31,172      $24,494      $23,066     $20,740     $  7,748
Long-term obligations                           2,304          275          269          --          217
Shareholders equity (deficit)                   7,087        4,700        9,632      12,162      (9,536)

* Includes write-offs associated with the acquisition of Just In Time Resources International, Inc.
** Includes the effect of net losses associated with the discontinued operations of Just In Time Enterprise Systems, Inc.

Selected Consolidated Financial Data
(In thousands, Except Per Share Data)

STATEMENT OF OPERATIONS DATA-                     1996          1995          1994            1993          1992
                                              --------        -------        ------         --------      --------
REVENUE:
  Software license                             $22,947        $17,128        $13,956         $11,615      $  7,984
  Service                                       23,822         18,097         13,937          11,316         8,608
  Third-party software and other                 2,541          1,999          2,183           3,186         1,834
                                              --------        -------        -------        --------      --------
         Total revenue                          49,310         37,224         30,076          26,117        18,426
                                              --------        -------        -------        --------      --------
OPERATING EXPENSES:
  Cost of licenses                               2,601          1,708          1,455           1,577           487
  Cost of services                              11,747          8,868          6,356           5,357         5,095
  Cost of third-party software and other         2,008          1,386          1,853           2,576         1,489
  Selling, general and administrative(1)        23,046         18,720         15,394          10,628         7,959
  Product development                            8,674          5,732          2,817           2,021         2,913
  Restructuring charge                              --            149             --              --            --
                                              --------        -------        -------        --------      --------
         Total operating expenses               48,076         36,563         27,875          22,159        17,943
                                              --------        -------        -------        --------      --------
         Operating profit                        1,234            661          2,201           3,958           483

Other income (expense), net                        (36)          (158)           213             (23)           14
                                               -------        -------        -------        --------      --------
         Income from continuing operations
         before provision for income taxes       1,198            503          2,414           3,935           497

Provision for income taxes                         189            298            159             190             8
                                               -------        -------        -------        --------      --------
Income from continuing operations                1,009            205          2,255           3,745           489
                                               -------        -------        -------        --------      --------
Discontinued operations:
  Loss from discontinued operations                 --         (7,642)        (4,977)           (228)       (9,649)
  Net gain on sale of discontinued
    operations                                     761          2,037             --              --            --
                                               -------        -------        -------        --------      --------
         Total discontinued operations             761         (5,605)        (4,977)           (228)       (9,649)(2)
                                               -------        -------        -------        --------      --------
Net income (loss)                              $ 1,770        $(5,400)       $(2,722)       $  3,517      $ (9,160)
                                               -------        -------        -------        --------      --------
                                               -------        -------        -------        --------      --------
Net income (loss) per common share:
  Continuing operations                        $   .10        $   .02        $   .24        $    .49      $    .08
  Discontinued operations                      $   .08           (.59)          (.53)           (.03)        (1.57)
                                               -------        -------        -------        --------     ---------
         Net income (loss)                     $   .18        $  (.57)       $  (.29)       $    .46     $   (1.49)
                                               -------        -------        -------        --------     ---------
                                               -------        -------        -------        --------     ---------
Shares used in per common share
computation (3)                                  9,865          9,452          9,247           7,567         6,152
                                               -------        -------        -------        --------     ---------
                                               -------        -------        -------        --------     ---------
BALANCE SHEET DATA -
  Working capital surplus (deficit)            $ 1,347        $ 1,810        $ 5,055        $  8,995     $ (11,339)
  Total assets                                  31,172         24,494         23,066          20,740         7,748
  Long-term obligations                          2,304            275            269              --           217
  Shareholders' equity (deficit)                 7,087          4,700          9,632          12,162        (9,536)

     (1) Includes provision for doubtful accounts of $457, $289, $228, $50 and $297 for each of the five years in the period from December 31, 1996 to December 31, 1992, respectively.
     (2) In connection with the acquisition of Just In Time Resources International, Inc. (Resources) on December 29, 1992, the Company charged to expense certain costs that the Company had capitalized in 1992 prior to the acquisition for development of a product similar to JIT, which similar product became redundant as a result of such acquisition. In addition, the amount includes charges for purchased research and development incurred in connection with the acquisition of Resources on December 29, 1992.
     (3) See Note 2 of notes to the Company's consolidated financial statements for an explanation of the determination of shares used in the per common share computation.

1996 Management's Discussion & Analysis of Financial Condition and Results of Operations

The following discussion and analysis provides information which management believes is relevant to an assessment and under-standing of the Company's consolidated results of operations and financial condition and should be read in conjunction with the consolidated financial statements and notes thereto.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. The following Management's Discussion and Analysis contains various "forward looking statements" within the meaning of federal securities laws which represent management's expectations or beliefs concerning future events, including statements regarding anticipated sales, marketing and research and development expenditures, growth in revenue, capital requirements and the sufficiency of cash to meet operating expenses. These, and other forward looking statements made by the Company, must be evaluated in the context of a number of factors that may affect the Company's financial condition and results of operations, including the following:

     -- the ability of the Company to timely complete the anticipated development milestones for its new Fourth Shift OBJECTS Enterprise Software-TM- product line and the degree of market acceptance of the product once developed;

     -- fluctuations in quarterly operating results caused by changes in the computer industry, buying patterns and general economic conditions;

     -- the dependence of the Company on revenue from licensing of its Manufacturing Software System (MSS) product;

     -- the effects of changes in technology and standards in the computer industry;

     -- the significant competition among developers and marketers of industrial software;

     -- the increasing size of the Company's international operations, particularly in Asia;

     -- the ability of the Company to manage expansion of international distribution channels;

     -- the dependence of the MSS product line on a third-party database management system; and

     -- evolving standards regarding intellectual property protection for software products in general.

SALE OF JUST IN TIME
ENTERPRISE SYSTEMS, INC.

Effective December 31, 1995, the Company sold all of the capital stock of Just In Time Enterprise Systems, Inc. (JIT), a wholly owned subsidiary of the Company, along with certain net assets related to the operations of JIT in the United Kingdom, to Interactive Group, Inc. (IGI). The Company received cash proceeds of $1.5 million and a $2.5 million note which is collateralized by the common stock of JIT, all receivable generated by JIT or from the JIT Enterprise System and by the intellectual property rights in the JIT Enterprise System. The note is collectible in quarterly installments over a period of three years and bears interest at 8.75%. In addition, IGI will pay, commencing on December 31, 1998, an additional amount equal to 4% of the revenues generated from the JIT Enterprise System after December 31, 1995, up to a total of $1.2 million. This amount is also collateralized by JIT's common stock, receivables, and intellectual property rights.

In connection with the sale of JIT, the Company recorded a 1995 gain on the sale of $2,037,000, equal to the excess of the cash proceeds received over the deficit book value of JIT, net of transaction costs. The Company deferred recognition of the gain associated with the note received in connection with the sale and is recognizing the gain associated with this note, as well as the additional amounts receivable based on revenues generated from the JIT Enterprise System, as such amounts are deemed collectible. In 1996 the Company recognized a gain totaling $761,000 related to cash received in 1996 and January 1997. All income taxes related to this transaction have been offset through the utilization of net operating losses previously generated by JIT.

The operating results of JIT have been presented as discontinued operations in the Company's consolidated financial statements. Accordingly, the discussion contained herein relates to the continuing operations of the Company, unless otherwise noted.

RESULTS OF OPERATIONS

Revenue:

TOTAL REVENUE for the year ended December 31, 1996 increased 32% to $49,310,000 from $37,224,000 in 1995 and increased 24% to $37,224,000 from $30,076,000 in
1994. The overall growth in total revenue over the three-year period was achieved through increased market penetration in North America and geographic expansion internationally. North American total revenue increased 25% from 1995 to 1996 and increased 14% from 1994 to 1995. International revenue increased 51% from 1995 to 1996 and increased 59% from 1994 to 1995 as the Company continued to expand personnel and focus on markets outside of North America. Total revenue from the Company's subsidiary in Asia grew 70% in 1996 and 175% in 1995 as a result of increased market penetration in the People's Republic of China and further expansion into southeast Asia. Total revenue from the Company's European subsidiary grew 32% in 1996 and 13% in 1995. The 1996 growth was the result of strong expansion outside of the U.K. - particularly in Continental Europe. As a percentage of total revenue, sales outside of North America accounted for 32% in 1996, 28% in 1995 and 22% in 1994 resulting from increased efforts at globalization.

SOFTWARE LICENSE REVENUE are fees paid by customers for the right to use the Company's software system. Software license revenue increased 34% to $22,947,000 in 1996 from $17,128,000 in 1995 and increased 23% to $17,128,000 in 1995 from
$13,956,000 in 1994. The continued increase in license revenue is attributable to greater visibility of the Company's MSS product, increased penetration in foreign markets, particularly the Pacific Rim and Continental Europe, an increase in the direct sales force, increased marketing and lead-generating activities and increased acceptance of microcomputer
LAN-based manufacturing information systems. Also contributing to the license revenue growth was a price increase implemented in the fourth quarter of 1994. Total software license revenue was 46% of total revenue in 1996 and 1995, which approximates the Company's overall goal of an even mix between software license and service revenue.

SERVICE REVENUE includes customer support fees, training, consulting, installation and project management. Service revenue increased 32% to $23,822,000 in 1996 from $18,097,000 in 1995 and increased 30% to $18,097,000 in 1995 from $13,937,000 in 1994. The demand for services and support has increased proportionately with the increase in the installed software license base (2,600 at the end of 1996). In addition, the Company has strengthened its efforts to standardize and promote its consulting and training offerings, as well as developing additional value-added products and services for our customers. The Company believes that services are an important component to the overall product line offering and should grow in a manner consistent with the growth in the installed software license base.

THIRD-PARTY SOFTWARE AND OTHER REVENUE is derived principally from the resale of third-party software licenses (companion products) along with limited hardware sales. These companion products have been integrated to function with the MSS software and extend the functionality of MSS. Third-party software and other revenue increased 27% to $2,541,000 in 1996 from $1,999,000 in 1995 and decreased 8% to $1,999,000 in 1995 from $2,183,000 in 1994. The increase in 1996 from 1995 is directly related to increases in MSS license revenue, since third-party software is often licensed in conjunction with the licensing of the MSS product. The decrease from 1994 to 1995 is a result of reduced hardware sales, as the Company changed its sales focus from selling low margin hardware to higher margin companion software products.

OPERATING EXPENSES:

COST OF LICENSES increased to $2,601,000 in 1996 from $1,708,000 in 1995 and increased as a percentage of total license revenue to 11% in 1996 from 10% in both 1995 and 1994. The increase in these costs as a percent of license revenue from 1995 to 1996 is due to increases in royalty costs paid to third-party software suppliers whose products are embedded in and distributed with the MSS product. This was partially offset by reduced cost of printing and distributing software documentation as the company moved away from paper manuals towards distribution on CD-ROM.

COST OF SERVICES increased to $11,747,000 in 1996 from $8,868,000 in 1995 and held as a percentage of service revenue at 49% for both years. Margins were favorably impacted in 1996 by the sale of higher margin consulting products which were introduced in 1996, increases in the delivery of lower cost, on-site training and increases in service productivity. This was offset by reduced margins on customer support due to increased variety and complexity in the MSS product. Cost of services was $6,356,000 or 46% of service revenue in 1994.
The increase in cost as a percentage of revenue from 1994 to 1995 is due to the introduction of lower margin technical consulting services in 1995 and increased costs associated with additional headcount that were not producing revenue during training and orientation periods.

COST OF THIRD-PARTY PRODUCTS as a percentage of third-party products revenue was
79% in 1996, compared to 69% in 1995 and 85% in 1994.   The increase from 1995
to 1996 is due to the mix of products sold combined with increases in fixed personnel costs and increased costs associated with the writing, supporting and maintaining the interface between certain companion products and MSS. The decrease from 1994 to 1995 reflects a change in the mix of the Company's sales from low margin hardware products to higher margin companion software products.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE increased 23% to $23,046,000 in 1996 from $18,720,000 in 1995. As a percentage of total revenue, selling, general and administrative expense was 47% of total revenue in 1996 and 50% in 1995. The dollar increase in this amount from 1995 to 1996 relates to the addition of selling personnel and commissions earned in connection with the Company's expanded market penetration in North America and international markets. These increases were somewhat offset by decreases in general and administrative costs in North America which resulted from concerted efforts made by the Company to control and reduce such costs. These decreases were partially offset by increased administrative costs associated with international expansion. Selling, general and administrative costs increased 22% to $18,720,000 in 1995 compared to $15,394,000 in 1994.

PRODUCT DEVELOPMENT EXPENSE was $8,674,000 or 18% of total revenue during 1996, compared to $5,732,000 or 15% of total revenue in 1995 and $2,817,000 or 9% of total revenue in 1994. The significant increase in 1996 is a direct result of increased headcount and support resources associated with the development of the Company's object-oriented, communications-centric product, Fourth Shift OBJECTS Enterprise Software (OBJECTS). The first release of OBJECTS was shipped to beta sites for testing in the third quarter of 1996. In addition, the Company also completed several significant user enhancements associated with the MSS product Release 5.2, including an additional language, additional functionality for average actual costing, development of enhanced graphical user interface features, and a new on-line documentation
system delivered on CD-ROM.   The Company's research and development
activities are conducted internally and consist primarily of software development--(the writing of code). The Company does not have any material fixed commitments for capital expenditures in research and development. The Company believes that product development spending is critical to the continuing success of the Company's products and intends to continue to invest heavily in research and development.

Under Statement of Financial Accounting Standards No. 86 ("SFAS No. 86"), "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," capitalization of computer software development costs is to begin upon the establishment of technological feasibility, limited to the net realizable value of the software product, and cease when the software is available for general release to customers.

Since mid-1995, the Company has been investing significant resources in the development of OBJECTS and completed a working model of OBJECTS in July 1996. The Company expects that OBJECTS will be available for general release in 1997. The Company believes that the object-oriented framework being developed is highly reusable and that its economic life will be in excess of five years, and therefore is capitalizing the costs associated with its development. The Company is also capitalizing the development costs associated with certain "core"

OBJECTS application servers that will likely have an economic life in excess of three years. In 1996, the Company capitalized $1,820,000 of development costs, or 17% of total development spending.

RESTRUCTURING CHARGE is the result of a cost reduction plan implemented by the Company during the second quarter of 1995. Substantially all of this plan was associated with the JIT operations and is included in the loss reported from discontinued operations; however, a restructuring charge of $149,000 was also provided related to the Company's continuing operations. This charge was primarily related to employee severance costs paid during 1995 and to provide for costs to be incurred under existing contracts to exit office space that were no longer providing an economic benefit to the Company.

OTHER INCOME (EXPENSE), NET is comprised principally of interest income offset by interest expense on line-of-credit borrowings and capital leases.

PROVISION FOR INCOME TAXES totaled $189,000 in 1996 versus $298,000 in 1995 and $159,000 in 1994. During 1995, the effective rate was substantially higher than the federal statutory rate of 34%, primarily as a result of foreign income taxes. The effective tax rate in all years was reduced as a result of the utilization of net operating loss carryforwards. The tax provision is comprised of state and foreign income taxes.



OPERATING PROFIT:

The Company reported operating profit of $1,234,000 for 1996 compared to $661,000 for 1995. The increase in 1996 operating profit is a direct result of significantly increased selling and marketing efforts (as discussed above), thereby increasing license and service revenues. This is partially offset by increased product development costs incurred in the continuing enhancement of the MSS product line and the development of its next generation object-oriented product.

The Company has historically experienced higher revenue and gross margin in its fourth quarter compared to the other quarters. The Company attributes these increases to customers' increased spending at the end of their calendar year budgetary periods. The Company believes this pattern will continue.

FOREIGN CURRENCY EXCHANGE

Approximately 14% of the Company's total revenue in 1996, 16% in 1995 and 19% in 1994, was derived from sales denominated in foreign currencies. These sales were made through certain foreign subsidiaries and were denominated in the subsidiaries' functional currencies. The effect of foreign currency exchange rate fluctuations versus the U.S. Dollar on these revenues is largely offset to the extent expenses of the foreign subsidiary are incurred and paid for in that same currency. None of these foreign operations have significant receivables, obligations or commitments denominated in currencies other than these operations' functional currencies.


LIQUIDITY AND CAPITAL RESOURCES

Cash provided by continuing operating activities was $3,162,000 in 1996 compared to $4,557,000 in 1995 and $4,751,000 in 1994. The primary sources of cash from continuing operating activities in 1996 were the net income of $1,770,000, increases in accounts payable and accrued expenses of $2,430,000, deferred revenue of $587,000 and depreciation and amortization of $2,065,000. These sources were offset by increases in accounts receivable of $2,878,000 and the net gain of $761,000 recorded on the sale of JIT. The increase in accounts receivable is a direct result of increased sales. The increase in accounts payable and accrued expenses results from increased incentives, commissions and costs of third-party software associated with fourth quarter growth. The increase in deferred revenue results from the continued growth of the business and increases in the number of annual customer support contracts.

Cash used for investing activities was $5,415,000 in 1996 compared to $201,000 in 1995 and $2,349,000 in 1994. The increase from 1995 to 1996 reflects increased capital spending and capitalized development costs.

Specifically,purchases of furniture, fixtures and equipment of $4,161,000 were made to accommodate the addition of personnel which required additional space, furnishings and computer equipment. In addition, 1996 cash used in investing activities includes $1,820,000 of capitalized development spending. Cash from investing activities during 1996 also reflects the receipt of $566,000 related to the sale of JIT.

Cash provided by financing activities was $1,665,000 in 1996 compared to $212,000 in 1995 and $518,000 in 1994, and relates primarily to net proceeds from the Company's capital lease and equipment financing arrangements. In the fourth quarter of 1994, the Company entered into a two-year sale/leaseback arrangement for certain furniture, fixtures and equipment purchased in 1994, which provided approximately $556,000 of cash.

Also, as discussed in Note 5 of Notes to Consolidated Financial Statements, in November 1995, the Company entered into a $3,000,000 line-of-credit agreement with a bank. Borrowings under the credit agreement are limited to the lesser of the committed line or a borrowing base equal to 75% of eligible accounts receivable, as defined. Borrowings are collateralized by the Company's accounts receivable and all other assets of the Company and bear interest at prime plus 1.25%. In November 1996 the agreement was extended to November 1997 and the line was increased to $5,000,000. The agreement contains restrictive covenants which include the maintenance of minimum tangible net worth and profitability levels as well as certain financial ratios, as defined. There were no outstanding borrowings on this line at December 31, 1996, and the Company was in compliance with or had obtained waivers from the bank related to the covenants.

The Company does not have any material scheduled commitments for capital expenditures during 1997. The Company believes that the $6,435,000 of cash and cash equivalents on hand at December 31, 1996 together with anticipated cash flows from operations and the Company's available line of credit will be sufficient to fund operating cash needs for 1997. Beyond 1997, the Company plans to consistently generate positive cash flows from operations; however, if this does not occur, then the Company may need to seek additional funds through equity or debt financing.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued SFAS No. 123, "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. This pronouncement encourages, but does not require, a fair value based method of accounting for employee stock options, the sale of stock under the Company's employee stock discount purchase plan and similar equity instruments. It also allows an entity to elect to continue to measure compensation cost in accordance with current accounting pronouncements. In those instances, SFAS No. 123 requires pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied. The Company adopted SFAS No. 123 in 1996, has elected to continue to measure compensation cost in accordance with previous accounting pronouncements, and has complied with the pro forma disclosure requirements. As a result, this statement has had no impact on the Company's reported results of operations or financial position.

                      FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                            Consolidated Balance Sheets

                                As of December 31

                    (In Thousands, Except Share and Per Share Data)




                             ASSETS                          1996        1995
                                                          ---------   ---------

CURRENT ASSETS:
  Cash and cash equivalents                                $  6,435    $  7,058
  Accounts receivable, net                                   13,007      10,129
  Inventories                                                   596         778
  Prepaid expenses                                            1,156         864
  Current portion of note receivable                            813         566
                                                          ---------   ---------
         Total current assets                                22,007      19,395
                                                          ---------   ---------

FURNITURE, FIXTURES AND EQUIPMENT, at cost:
  Furniture and fixtures                                      2,309       1,618
  Computer equipment                                          6,734       3,287
  Leasehold improvements                                      1,080         220
  Assets held under capital lease                             2,110       1,984
  Less- Accumulated depreciation and amortization            (6,093)     (4,112)
                                                          ---------   ---------
         Net furniture, fixtures and equipment                6,140       2,997

NOTE RECEIVABLE                                               1,121       1,934

SOFTWARE DEVELOPMENT COSTS                                    1,820           -

GOODWILL, net                                                    84         168
                                                          ---------   ---------
         Total assets                                       $31,172     $24,494
                                                          ---------   ---------
                                                          ---------   ---------

                         FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                               Consolidated Balance Sheets

                                   As of December 31

                       (In Thousands, Except Share and Per Share Data)

                                      (Continued)


LIABILITIES AND SHAREHOLDERS' EQUITY                                           1996      1995
                                                                              -------   -------
CURRENT LIABILITIES:
  Current portion of long-term obligations                                     $  868    $  441
  Current portion of deferred gain on sale of subsidiary                          617       566
  Accounts payable                                                              4,283     2,125
  Accrued expenses                                                              6,032     6,180
  Deferred revenue                                                              8,860     8,273
                                                                              -------   -------
            Total current liabilities                                          20,660    17,585

LONG-TERM  OBLIGATIONS                                                          2,304       275

DEFERRED GAIN ON SALE OF SUBSIDIARY                                             1,121     1,934

COMMITMENTS AND CONTINGENCIES (Notes 7, 8 and 9)

SHAREHOLDERS' EQUITY:
  Common stock, $.01 par value, 20,000,000 shares authorized; 9,605,009 and
   9,366,134 shares issued and outstanding                                         96        94
  Additional paid-in capital                                                   29,872    29,222
  Accumulated deficit                                                         (22,881)  (24,616)
                                                                              -------   -------
            Total shareholders' equity                                          7,087     4,700
                                                                              -------   -------
            Total liabilities and shareholders' equity                        $31,172   $24,494
                                                                              -------   -------
                                                                              -------   -------


  The accompanying notes are an integral part of these consolidated balance sheets.

                        FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                          Consolidated Statements of Operations

                             For the Years Ended December 31

                          (In Thousands, Except Per Share Data)


                                              1996           1995           1994
                                            --------       --------       --------
REVENUE:
  Software license                          $22,947        $17,128        $13,956
  Service                                    23,822         18,097         13,937
  Third-party software and other              2,541          1,999          2,183
                                            -------        -------        -------
         Total revenue                       49,310         37,224         30,076
                                            -------        -------        -------


OPERATING EXPENSES:
  Cost of licenses                            2,601          1,708          1,455
  Cost of services                           11,747          8,868          6,356
  Cost of third-party software and other      2,008          1,386          1,853
  Selling, general and administrative        23,046         18,720         15,394
  Product development                         8,674          5,732          2,817
  Restructuring charge                           --            149             --
                                            -------        -------        -------
         Total operating expenses            48,076         36,563         27,875
                                            -------        -------        -------
         Operating profit                     1,234            661          2,201

OTHER INCOME (EXPENSE), net                     (36)          (158)           213
                                            -------        -------        -------
         Income before provision
          for income taxes                    1,198            503          2,414

PROVISION FOR INCOME TAXES                      189            298            159
                                            -------        -------        -------
INCOME FROM CONTINUING OPERATIONS             1,009            205          2,255
                                            -------        -------        -------

DISCONTINUED OPERATIONS:
  Loss from discontinued operations              --         (7,642)        (4,977)
  Net gain on sale of discontinued
    operations                                  761          2,037             --
                                            -------        -------        -------
         Total discontinued operations          761         (5,605)        (4,977)
                                            -------        -------        -------
NET INCOME (LOSS)                           $ 1,770        $(5,400)       $(2,722)
                                            -------        -------        -------
                                            -------        -------        -------
NET INCOME (LOSS) PER COMMON SHARE:
  Continuing operations                     $   .10        $   .02        $   .24
  Discontinued operations                   $   .08           (.59)          (.53)
                                            -------        -------        -------
                                            -------        -------        -------

         Net income (loss)                  $   .18        $  (.57)       $  (.29)
                                            -------        -------        -------
                                            -------        -------        -------

SHARES USED IN PER COMMON SHARE COMPUTATION   9,865          9,452          9,247
                                            -------        -------        -------
                                            -------        -------        -------

The accompanying notes are an integral part of these consolidated financial statements.

                         FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                       Consolidated Statements of Shareholders' Equity

                      For the Years Ended December 31, 1996, 1995 and 1994

                                     (In Thousands)

                                      Common Stock
                                 ------------------    Additional
                                  Number       Par  Paid-In Capital Accumulated
                                 of Shares    Value ---------------   Deficit
                                 ---------    -----                 ---------
BALANCE, December 31, 1993           9,180      92      28,488       (16,418)
  Common stock issued                   20       -          46             -
  Issuance of restricted shares         17       -         139             -
  Net loss                               -       -           -        (2,722)
  Translation adjustment                 -       -           -             7
                                 ---------    -----  ----------     ---------
BALANCE, December 31, 1994           9,217      92      28,673       (19,133)
  Common stock issued                  149       2         345             -
  Issuance of restricted shares          -       -         204             -
  Net loss                               -       -           -        (5,400)
  Translation adjustment                 -       -           -           (83)
                                 ---------    -----  ----------     ---------
BALANCE, December 31, 1995           9,366      94      29,222       (24,616)
  Common stock issued                  234       2         591             -
  Issuance of restricted shares          5       -          59             -
  Net income                             -       -           -         1,770
  Translation adjustment                 -       -           -           (35)
                                 ---------    -----  ----------     ---------
BALANCE, December 31, 1996           9,605      96      29,872       (22,881)
                                 ---------    -----  ----------     ---------
                                 ---------    -----  ----------     ---------

  The accompanying notes are an integral part of these consolidated financial statements.

                   FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows

                       For the Years Ended December 31

                               (In Thousands)

                                                          1996         1995        1994
                                                      --------    ---------   ---------
OPERATING ACTIVITIES:
  Net income (loss)                                    $1,770      $(5,400)    $(2,722)
  Adjustments to reconcile net income (loss) to net
    cash provided by continuing operating activities-
      Noncash items:
        Depreciation and amortization                   2,065        1,312       1,226
        Net gain on sale of discontinued operations      (763)      (2,037)          -
        Restructuring charge                                -          149           -
        Loss from discontinued operations                   -        7,642       4,977
        Other                                              62          205         139
      Change in current operating items:
        Accounts receivable, net                       (2,878)      (1,526)     (2,283)
        Inventories                                       182          449        (692)
        Prepaid expenses                                 (292)         (82)       (278)
        Accounts payable                                2,158       (2,149)      3,202
        Accrued expenses                                  272        3,232        (340)
        Deferred revenue                                  587        2,762       1,522
                                                      --------    ---------   ---------
            Net cash provided by continuing operating
              activities
                                                        3,163        4,557       4,751
                                                      --------    ---------   ---------
INVESTING ACTIVITIES:
  Purchases of furniture, fixtures and equipment       (4,162)      (1,701)     (2,349)
  Capitalized software development costs               (1,820)           -           -
  Proceeds from sale of discontinued operations           566        1,500           -
                                                      --------    ---------   ---------
            Net cash used for investing activities     (5,416)        (201)     (2,349)
                                                      --------    ---------   ---------

                       FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                         Consolidated Statements of Cash Flows

                            For the Years Ended December 31

                                    (In Thousands)

                                      (Continued)



                                                      1996      1995       1994
                                                   --------  --------  --------

FINANCING ACTIVITIES:
  Payments of long-term obligations                $  (512)  $  (427)   $  (84)
  Proceeds from equipment loans                      2,004       579       556
  Borrowings on line of credit                       1,350     2,200     2,000
  Payments on line-of-credit borrowings             (1,350)   (2,200)   (2,000)
  Proceeds on issuance of common stock, net            173        60        46
                                                   --------  --------  --------
      Net cash provided by financing activities      1,665       212       518

CASH USED IN DISCONTINUED OPERATIONS                   -      (4,198)   (6,186)

EFFECT OF EXCHANGE RATE ON FOREIGN CASH BALANCES       (35)      (83)        7
                                                   --------  --------  --------
      Net change in cash and cash equivalents         (623)      287    (3,259)

CASH AND CASH EQUIVALENTS:
  Beginning of year                                  7,058     6,771    10,030
                                                   --------  --------  --------
  End of year                                     $  6,435  $  7,058  $  6,771
                                                   --------  --------  --------
                                                   --------  --------  --------

SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during each period for-
    Interest                                        $  338    $  303    $  108
    Income taxes                                    $  140    $  160    $  146
                                                   --------  --------  --------
                                                   --------  --------  --------



The accompanying notes are an integral part of these consolidated financial statements.

                       FOURTH SHIFT CORPORATION AND SUBSIDIARIES

                       Notes to Consolidated Financial Statements

                              December 31, 1996 and 1995

1.   NATURE OF BUSINESS AND COMPANY OPERATIONS:

Fourth Shift Corporation (a Minnesota corporation) and its subsidiaries (collectively referred to as the Company) engage principally in the development, marketing, licensing and support of integrated client/server application software used for industrial planning and management processes, primarily for use in the manufacturing industry. The Company's principal product, the Fourth Shift Manufacturing Software System (MSS) is a family of integrated manufacturing and financial management applications for intermediate-sized sites of manufacturing and distribution enterprises. The MSS system operates in a Windows NT open computing environment.

The Fourth Shift JIT Enterprise System (JIT Enterprise System), which was offered through Just In Time Enterprise Systems, Inc. (JIT), a subsidiary of the Company is an information management system for industrial companies involved in aerospace and defense and contract manufacturing which operates in the UNIX/Oracle environment. Effective December 31, 1995, the Company sold the common stock of JIT (see Note 3.) The operating results of JIT have been presented as discontinued operations in the accompanying consolidated financial statements. Accordingly, the disclosures presented herein relate to the continuing operations of the Company, unless otherwise noted.

The consolidated financial statements include the accounts of Fourth Shift Corporation (Fourth Shift) and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

REVENUE RECOGNITION

Software license revenues derived from software license fees with standard acceptance periods are recognized upon shipment of software if there are no significant postdelivery obligations and collectibility is reasonably assured. Insignificant contractual obligations are accrued at the time of revenue recognition. For fixed-fee software arrangements, the Company recognizes revenue on payments due within one year once all significant obligations have been met and defers the portion of the total fee which is attributable to insignificant undelivered services or products and recognizes this revenue as the associated services or products are delivered.

Service revenue includes customer support fees, training, consulting, installation and project management. Revenue from customer support agreements for maintaining, supporting and providing periodic upgrades is recognized ratably over the maintenance period, which in most cases is one year. Revenue is recognized for other services at the time the service is performed.

Third-party software and other revenue is derived from the resale of third-party licenses and hardware. Revenue is recognized upon delivery of the product.

SOFTWARE DEVELOPMENT COSTS

Under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed", capitalization of computer software development costs is to begin upon the establishment of technological feasibility, limited to the net realizable value of the software product, and cease when the software product is available for general release to customers. Amortization is to be computed on each product based upon the greater of the amount computed on a units sold basis (ratio of gross product revenue to anticipated future gross revenue for that product) or straight-line basis over the remaining estimated economic life of the product. Costs of maintenance and customer support are to be charged to expense when related revenue is recognized or when those costs are incurred, whichever occurs first.

Historically, the development costs incurred by the Company during the period between the achievement of technological feasibility, defined by the Company as the existence of a working model of the product, and the point at which the product is available for general release to customers, have not been material. Accordingly, prior to 1996 the Company has charged all software development
costs to expense as incurred.    Beginning in the third quarter of 1996, the
Company began to capitalize development costs related to its next generation product, Fourth Shift OBJECTS Enterprise Software (OBJECTS). The Company capitalized $1,820,000 related the development of OBJECTS functionality and related modules that had reached technological feasibility. These capitalized costs will be amortized to expense over the product's estimated economic life, not to exceed five years, beginning at the time the product is available for general release.

CASH EQUIVALENTS

The Company considers all highly liquid and short-term investments purchased with a maturity of three months or less to be cash equivalents. Short-term investments consist principally of government securities and mutual funds and are stated at cost, which approximates market.

ACCOUNTS RECEIVABLE

Accounts receivable are stated net of allowances for losses on uncollectible accounts. At December 31, 1996 and 1995, this allowance was $359,000 and $452,000 respectively.

INVENTORIES

Inventories consist of third-party software held for resale, computer software media, instruction material and packaging, and are stated at the lower of first-in, first-out cost or market.

PREPAID EXPENSES

Prepaid expenses consist principally of prepaid rents and rental deposits, prepaid insurance premiums and deposits on capital leases.

FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment are recorded at cost and are depreciated principally under the straight-line method for financial and income tax reporting purposes over estimated useful lives which range from three to five years.

FOREIGN CURRENCY TRANSLATION

For the Company's foreign operations, assets and liabilities are translated at year-end exchange rates, and items included in the consolidated statement of operations are translated at average exchange rates prevailing during the year. Translation adjustments, which have historically been insignificant, are included in accumulated deficit in the accompanying consolidated balance sheets.

INCOME TAXES

The Company accounts for income taxes under the liability method of accounting. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

NET INCOME (LOSS) PER COMMON SHARE

Net income (loss) per common share was computed by dividing net income (loss) by the weighted average number of shares of common stock and dilutive common stock equivalents outstanding determined using the treasury stock method. Fully diluted and primary net income (loss) per share did not differ significantly during 1996, 1995 or 1994.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The ultimate results could differ from those estimates.

RECLASSIFICATIONS

Certain 1994 and 1995 amounts have been reclassified to conform to the 1996 presentation. Such reclassifications had no impact on net income (loss) or accumulated deficit as previously reported.

3.   SALE OF JUST IN TIME ENTERPRISE SYSTEMS, INC.

Effective December 31, 1995, the Company sold all of the capital stock of JIT to Interactive Group, Inc. (IGI). The Company received sales proceeds of $1,500,000 and a $2,500,000 note which is collateralized by the common stock of JIT, all receivables generated by JIT or from the JIT Enterprise System and by the intellectual property rights associated with the JIT Enterprise System. The note is payable in quarterly installments over a period of three years and bears interest at 8.75%. IGI also agreed to pay, commencing on December 31, 1998, an additional amount equal to 4% of the revenues generated from the JIT Enterprise System after December 31, 1995, up to a total of $1,200,000.

In connection with the sale of JIT in 1995, the Company recognized a gain on the sale of $2,037,000, equal to the excess of the cash proceeds received over the deficit book value of JIT, net of transaction costs. The Company deferred recognition of the gain associated with the note received in connection with the sale and is recognizing the gain associated with this note, as well as the additional amounts receivable based on revenues generated from the JIT Enterprise System, as cash is received. In 1996 the Company recognized a gain totaling $761,000 related to cash received in 1996 and January 1997. Substantially all income taxes related to this transaction have been offset by operating losses previously generated by JIT. In addition, all previously generated net operating loss carryforwards related to JIT will continue to be available to offset future taxable income of the Company, subject to the limitations discussed in Note 7.

The financial position and results of operations of JIT have been reported separately as discontinued operations in the accompanying consolidated financial statements. Revenues related to JIT were $15,811,000 and $16,822,000 for the years ended December 31, 1995 and 1994, respectively.

4.   RESTRUCTURING CHARGE:

In the second quarter of 1995, the Company evaluated its existing cost structure and the future marketability of its products. As a result of this consideration, the Company implemented a cost reduction plan which included a restructuring of its operations. Substantially all of this plan was associated with the JIT operations; however, a restructuring charge of $149,000 was also provided related to the Company's continuing operations. This charge was primarily related to employee severance costs paid during 1995, to provide for costs to be incurred under existing contracts to exit office space that no longer provided an economic benefit to the Company in future periods and to recognize losses to be incurred on the disposal of leaseholds and other equipment directly related to the abandoned office space. As of December 31, 1996, substantially all of this charge had been paid in cash.

5.  LINE OF CREDIT ARRANGEMENTS:

In November 1995, the Company entered into a $3,000,000 line of credit agreement with a bank. Borrowings under the credit agreement are limited to the lesser of the committed line or a borrowing base equal to 75% of eligible accounts receivable, as defined. Borrowings are collateralized by the Company's accounts receivable and all other assets of the Company and bear interest at prime plus 1.25%. In November,1996 the agreement was extended to November 5, 1997 and the line was increased to $5,000,000. Maximum borrowings in 1996 under this line were $500,000 with no amounts outstanding at December 31, 1996. The agreement contains restrictive covenants which include the maintenance of minimum tangible net worth and profitability levels as well as certain financial ratios, as defined. As of December 31, 1996, the Company was in compliance with or had obtained waivers from the bank related to the covenants.

6.   LONG-TERM OBLIGATIONS:

Long-term obligations consisted of the following at December 31 (in thousands):

                                                       1996      1995
                                                      -------   -------
     Capital lease obligations, varying
       interest rates, due in various
       monthly installments through 2001               $1,167      $716
     Bank equipment financing                           2,005        --
     Less- Current portion                               (868)     (441)
                                                      -------   -------

     Long-term obligations                             $2,304      $275
                                                      -------   -------
                                                      -------   -------

Future minimum payments under noncancelable capital leases, net of amounts representing interest are $497,000 in 1997, $465,000 in 1998, $103,000 in 1999,
$92,000 in 2000 and $10,000 in 2001.

At December 31, 1996, long-term obligations included capital lease obligations of approximately $653,000 related to prior years' sale/leaseback arrangements associated with certain of the Company's furniture, fixtures and equipment. No gain or loss was recognized as a result of these transactions.

In April 1996, the Company entered into a $1,500,000 long-term equipment facility with a bank to finance the purchase of capital equipment. The facility bears interest at 9.25% and is payable monthly. Principal payments are due in thirty-six equal monthly installments starting in May 1997 through April 2000. In September 1996, the Company entered into an additional $600,000 long-term equipment facility to finance the purchase of capital equipment in connection with international expansion. The facility bears interest at 9.5% which is payable monthly. Principal payments are due in thirty-six equal monthly installments starting in October 1997 through September 2000. These facilities are with the same bank as the Company's current line-of-credit (See Note 5) and are governed by the same restrictive covenants. Future minimum payments under these facilities are $365,000 in 1997, $ 710,000 in 1998, $635,000 in 1999 and
$295,000 in 2000. The carrying value of the Company's long-term obligations approximates fair value.

7.   INCOME TAXES:

At December 31, 1996, the Company had available net operating loss carryforwards of approximately $16,500,000 and tax credit carryforwards of approximately $1,400,000. These net operating losses and tax credit carrforwards will expire from 1999 to 2010.

The utilization of a portion of these net operating loss carryforwards may be subject to Internal Revenue Code section 382 if certain significant investors sell or purchase ownership interests. If an ownership change does occur, the Company's ability to utilize its tax net operating loss carryforwards to offset any future federal taxable income would be limited to a maximum amount in any one year.

The provision for income taxes is comprised of the following for the years ended December 31 (in thousands):

                                                 1996       1995     1994
                                                 ----       ----     ----
               Current tax provision:
                  State                          $ 43       $ 42     $ 68
                  Foreign                         146        256       91
                                                 ----       ----     ----
                                                 $189       $298     $159
                                                 ----       ----     ----
                                                 ----       ----     ----


The Company records deferred taxes for the difference between the financial reporting and income tax bases of certain assets and liabilities, computed in accordance with tax laws in effect currently. The principal differences which give rise to deferred taxes are as follows (in thousands):

                                                          1996         1995
                                                        ------       ------
     Net operating loss and tax credit carryforwards    $7,670       $7,000
     Deferred gain on sale of JIT                          735          950
     Accruals and reserves not currently deductible
     for tax purposes                                      565          668
     Capitalized R&D Costs                                (690)          --
     Other                                                 (57)         (16)
     Less- Valuation allowance                          (7,753)      (8,634)
                                                        ------       ------
     Net deferred taxes                                 $   --       $   --
                                                        ------       ------
                                                        ------       ------

The Company has provided a valuation allowance for the net deferred tax benefit resulting from net operating loss carryforwards and other differences between the reported book and tax bases of certain assets and liabilities, as the realizability of this net deferred tax benefit is not reasonably assured.

A reconciliation of the statutory federal income tax rate to the Company's effective tax rate related to continuing operations is as follows for the years ended December 31:

                                                  1996       1995       1994
                                                 -----      -----      -----
     Statutory federal income tax rate             34%        34%        34%
     Utilization of operating losses to
     reduce tax obligation                        (34)       (34)       (34)
     State taxes, net of federal tax benefit        4          8          2
     Foreign taxes                                 12         51          5
                                                  ---        ---        ---
     Effective tax rate                            16%        59%         7%
                                                  ---        ---        ---
                                                  ---        ---        ---

8.   COMMITMENTS AND CONTINGENCIES:

OPERATING LEASES

The Company has operating leases for its corporate headquarters, additional office space and for certain office equipment. The aggregate future minimum rental payments under these leases, net of amounts to be received related to the sublease of certain office space, are as follows (in thousands):


     Year                                             Amount
     ----                                             ------
     1997                                             $2,294
     1998                                              1,696
     1999                                                625
     2000                                                389
     2001                                                381
     Thereafter                                        1,714
                                                      ------
                                                      $7,099
                                                      ------
                                                      ------

Rent expense, including amounts paid under short-term arrangements, was approximately $2,340,000, $2,478,000, and $1,322,000 in 1996, 1995 and 1994,
respectively.

LITIGATION

The Company is subject to litigation in the normal course of business. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's consolidated results of operations or financial position.

9.   OPTIONS AND COMPENSATION PLANS:

STOCK OPTIONS

Under the terms of the Company's 1989 stock option plan (the 1989 Plan), options granted to employees expire no later than ten years after the date of grant, and the exercise price must be at least 100% of the fair market value of the shares at the date of grant. The 1989 Plan covers both incentive and nonqualified stock options and is limited to 200,000 total shares. Incentive stock options granted to employees, who immediately before such grant owned stock directly or indirectly representing more than 10% of the voting power of all classes of the stock of the Company, may not be exercisable more than five years after the date of grant and the exercise price per share must be at least 110% of the fair market value of the shares at the date of grant. Options vest over varying periods not to exceed five years. This plan is to remain in effect until October 17, 1999.

In June 1993, a new stock option plan (the 1993 Plan) was approved by the Company's board of directors. The 1993 Plan covers both incentive and nonqualified stock options and is limited to 2,250,000 shares, including 700,000 shares which were previously authorized by the Company's board of directors and approved by the shareholders. The 1993 Plan terminates in June 2003.

Stock option plan activity is summarized as follows:

                                   1989          1993                    Option Price
                                   Plan          Plan          Total       Per Share
                                 -------        -------       --------   ------------
Option shares outstanding at
 December 31, 1993               178,663        206,269        384,932   $2.00-$7.00
   Options granted                     -        335,538        335,538   $4.125-$8.25
   Options exercised              (7,425)             -         (7,425)      $2.00
   Options forfeited              (3,000)       (55,000)       (58,000)  $2.00-$8.25
                                 -------        -------       --------   ------------
Option shares outstanding at
 December 31, 1994               168,238        486,807        655,045   $2.00-$8.25
   Options granted                     -        549,750        549,750   $2.625-$6.50
   Options exercised              (3,100)             -         (3,100)      $2.00
   Options forfeited                   -       (120,500)      (120,500)  $3.25-$5.375
                                 -------        -------       --------   ------------
Option shares outstanding at
 December 31, 1995               165,138        916,057      1,081,195   $2.00-$8.25
   Options granted                 4,000        210,000        214,000   $3.75-$7.625
   Options exercised             (77,375)        (3,250)       (80,625)  $2.00-$5.00
   Options forfeited                (400)       (77,000)       (77,400)  $2.00-$8.25
                                 -------        -------       --------   ------------
Option shares outstanding at
 December 31, 1996                91,363      1,045,807      1,137,170    $2.00-$8.25
                                 -------        -------       --------   ------------
                                 -------        -------       --------   ------------

                                                  1996           1995
                                              ---------      ---------
Options Exercisable at Year-end                379,172        247,879
Weighted Average Price of Options
  Exercisable at Year-end                       $4.79          $4.04
Weighted Average Fair Market Value
  of Options Granted                            $4.03          $3.63


The Company has granted options to an officer to purchase 25,000 shares of common stock at $6.36 per share, representing the fair value at the date of grant. The options vest over a four-year period ending in 1997.

The Company accounts for these stock option plans under APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's net income (loss) and earnings (loss) per share would have been as follows:

                                                           1996       1995
                                                       ---------  ----------
Net Income (Loss):                      As Reported    $  1,770  $  (5,400)
                                        Pro Forma      $    984  $  (5,834)
Net Income (Loss)Per Common Share:      As Reported    $   .18   $   (.57)
                                        Pro Forma      $   .10   $   (.62)

Because the Statement 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for all grants: risk-free interest rate of 5.0 percent and expected life of 7.7 years for both 1996 and 1995; expected annualized volatility of .85 and .99 for 1996 and 1995, respectively.

OTHER EMPLOYEE COMPENSATION PLANS

The Company has a 401(k) plan that covers substantially all domestic employees over 21 years of age with at least six months of continuous service. The Company may make discretionary matching contributions to the plan based upon employee contributions. The Company made matching contributions to this plan of approximately $353,000 and $85,000 in 1996 and 1994, respectively. No matching contributions were made in 1995.

In April 1994, the shareholders approved an employee stock purchase plan (the Stock Purchase Plan). Under the Stock Purchase Plan, participating full-time employees and directors of the Company are able to purchase shares of the Company's common stock at 85% of market value, as defined. A total of up to 400,000 shares of the Company's common stock has been reserved under the Stock Purchase Plan. In 1995, the Company issued approximately 97,000 shares of its common stock, which were purchased by participants of this plan during 1994. In 1996, the Company issued approximately 150,000 shares of which 100,000 were purchased in 1995 and 50,000 through June of 1996. The weighted average fair value of shares purchased was $707,000 in 1996 and $266,000 in 1995.

BOARD OF DIRECTORS' COMPENSATION PLAN

The board of directors has approved a compensation plan whereby certain directors may receive cash compensation for each directors' meeting attended or, in lieu of cash payment, shares of common stock through the Company's Stock Purchase Plan. The number of shares issued in lieu of cash fees is adjusted to reflect the fair market value of the common stock in accordance with the Company's Stock Purchase Plan. In addition, nonemployee directors are entitled to receive options to purchase shares of the Company's common stock under this plan. Total shares of 18,000, 20,000 and 1,300 were issued under this plan in 1996, 1995 and 1994.

10.  FOURTH SHIFT UK, LTD.:

In January 1993, the Company exercised its right to purchase all shares of Fourth Shift UK Ltd. (FS-UK) held by minority shareholders through the payment of approximately $248,000 cash and issuance of 87,500 shares of the Company's common stock. The transaction resulted in the Company recording approximately $421,000 of goodwill, which is being amortized over a five-year period. Accumulated amortization as of December 31, 1996 and 1995, was $337,000 and $253,000, respectively.

11.  INTERNATIONAL OPERATIONS:

Sales, services and marketing operations outside the United States are conducted principally through foreign sales subsidiaries and through various representatives and distributorship arrangements. Financial information by geographical segment is as follows (in thousands):

                                 North
                                America    Asia    Europe   Eliminations  Consolidated
                               --------- --------  -------  ------------  ------------
1996:
  Revenue                       $33,588   $8,786    $6,936    $  -          $49,310
  Operating profit (loss)        (1,127)   1,253     1,108       -            1,234
  Total assets                   24,788    6,236     4,678     (4,530)       31,172
1995:
  Revenue                        26,785    5,170     5,269       -           37,224
  Operating profit (loss)          (737)     563       835       -              661
  Total assets                   20,981    3,960     3,243     (3,690)       24,494
1994:
  Revenue                        23,515    1,878     4,683       -           30,076
  Operating profit                1,832      258       111       -            2,201
  Total assets                   18,753    1,597     3,348       (632)       23,066

12.  QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is a condensed summary of actual quarterly results of operations for 1996 and 1995 (in thousands, except per share data):

                                                          1996
                                      -----------------------------------------------
                                        First     Second      Third   Fourth    Total
                                      -------    -------    -------  -------  -------
Revenue                               $10,572    $12,423    $11,891  $14,424  $49,310
Operating profit                          154        651        187      242    1,234
Income from continuing operations         126        567        162      154    1,009
Results of discontinued operations        184        188        193      196      761
                                      -------    -------    -------  -------  -------
Net income                             $  310     $  755     $  355   $  350  $ 1,770
                                      -------    -------    -------  -------  -------
                                      -------    -------    -------  -------  -------
Earnings per common share:(a)
  Continuing operations                $ .01      $ .06      $ .02    $ .02   $ .10
  Discontinued operations                .02        .02        .02      .02     .08
                                      -------    -------    -------  -------  -------
Net income                             $ .03      $ .08      $ .04    $ .04   $ .18
                                      -------    -------    -------  -------  -------
                                      -------    -------    -------  -------  -------





                                                             1995
                                      -----------------------------------------------
                                        First     Second      Third   Fourth    Total
                                      -------    -------    -------  -------  -------
Revenue                               $ 8,186    $ 9,285    $ 8,981  $10,772  $37,224
Operating profit (loss)                  (416)       385        185      507      661
Income (loss) from continuing
  operations                             (494)       287         64      348      205
Results of discontinued operations     (2,931)    (4,867)        (9)   2,202   (5,605)
                                      -------    -------    -------  -------  -------
Net income (loss)                     $(3,425)   $(4,580)   $    55  $ 2,550  $(5,400)
                                      -------    -------    -------  -------  -------
                                      -------    -------    -------  -------  -------
Earnings (loss) per common share:(a)
  Continuing operations               $(.05)     $   .03    $   .01  $   .04  $   .02
  Discontinued operations              (.32)        (.52)      (.00)     .23     (.59)
                                      -------    -------    -------  -------  -------
Net income (loss)                     $(.37)     $  (.49)   $   .01  $   .27  $  (.57)
                                      -------    -------    -------  -------  -------
                                      -------    -------    -------  -------  -------

(a) The sum of quarterly per share amounts does not equal the annual amount due to changes in the average common and common equivalent shares outstanding.

NASDAQ Symbol

The Company's common stock trades on the NASDAQ National Market tier of The NASDAQ Stock Market under the symbol FSFT.

Price Range of Common Stock

   The following table sets forth the high and low sales price of the Common Stock as quoted by the NASDAQ National Market System for the periods indicated. Such prices include inter-dealer prices, and may not include retail markup, markdown or commissions.

                                       High        Low
                                      -----      -----
FISCAL 1995:
          First Quarter               4 1/4        2
          Second Quarter              4 3/8      2 1/2
          Third Quarter               6 1/4      3 1/4
          Fourth Quarter              5 3/4      3 1/8
FISCAL 1996:
          First Quarter               5 3/4      3 5/8
          Second Quarter              10 1/2     4 1/2
          Third Quarter               8 1/2      5 1/8
          Fourth Quarter              8 1/8      5 1/8


   As of December 31, 1996, there were 234 shareholders of record and, based on the best available information, approximately 2,700 beneficial holders of the Company's Common Stock. The Company has never paid cash dividends on its Common Stock and currently intends to retain earnings for use in operations.